Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                 August 12, 2005

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:      Cell Power Technologies, Inc.
                  Amendment No. 5 to Form SB-2
File No. 333-120573
Filed June 29, 2005
                  Form 10-KSB/A for the Fiscal Year Ended October 31, 2004 File No. 0-050062
                  Form 10-QSB/A for the Fiscal Quarter ended January 31, 2005 File No. 0-050062
                  Form 10-QSB/A for the Fiscal Quarter ended April 30, 2005 File No. 0-050062

Dear Mr. Schwall:

         This firm represents Cell Power Technologies, Inc. ("Cell Power" or the "Company") in the above-referenced matter. Enclosed for filing is Cell Power's Amendment No. 6 to its Form SB-2, an amendment to the Form 10-QSB for the quarter ended January 31, 2005, an amendment to the Form 10-QSB for the quarter ended April 30, 2005 and an amendment to the Company's Form 10-KSB for the year ended October 31, 2004. Below, please find our responses to your August 10, 2005 comment letter:

Form SB-2/A

General

1. Please note that the comments regarding revisions to the disclosure are applicable to the Forms 10-QSB/A and 10-KSB/A reports referenced above as well as the SB-2/A.

         Response

         We acknowledge your comment and have revised the 34 Act filings accordingly.

2. Please revise the disclosure wherever applicable to remove the suggestion that your independent auditors questioned whether a material weakness existed. Rather, state plainly that your independent auditors advised you that a material weakness existed with respect to your internal control over financial reporting.

         Response
         As requested, we have removed the requested language and have revised to state that the independent auditors advised that a material weakness existed with respect to the internal accounting.

                                       ***

         Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                      Sincerely,

                                      /s/Stephen Fleming

                                      Stephen Fleming